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Black-ownedWomen-ownedMinority-owned
Maine Cannabis and Honey

Cannabis Business

Portland, ME 04101
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Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $50,000 invested.
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THE PITCH
Maine Cannabis and Honey is seeking investment to start up and scale a prototype. We plan to produce cannabis infused culinary ingredients. The cannabis extracts we use are thermally stable; meaning you can actually cook with our products and don't need to worry about boiling off the THC.
First LocationLease SecuredGenerating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Maine Cannabis and Honey is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Early Birds Invest $500 or more to qualify. 100 of 100 remaining

First 100 investors will have early access to our products. Receive special discounts. Recipients will be contacted about how to claim their perk.

Discounts for year 1! Invest $5,000 or more to qualify. 5 of 5 remaining

Early investors who commit $5,000+ will get special access to our products and receive up to 75% discounts off our products for 1 year!

This is a preview. It will become public when you start accepting investment.
The First U.S. Business to Have Thermally Stable Cannabinoid Products (THC you can actually cook with!)
Woman Owned

Maine Cannabis and Honey specialize in manufacturing thermally stable cannabis-infused culinary ingredients and other cannabis products with Aphrodisiac twists!

At Maine Cannabis and Honey, we take care of how cannabis flowers are extracted and processed into usable products. We follow strict and high scientific standards to ensure the consistent production of high-quality products. You can say our standards are equivalent to what the FDA looks for. We are prepared for future roadblocks.

We believe that cannabinoids and terpenoids work in conjunction to create an Enterouge Effect. Our methods ensure all therapeutic compounds are preserved in the end-product. All customers can view cannabinoid/terpenoid profiles for every product batch. Check out our customer transparency data page to learn more about every batch's chemical profile.

All products are scientifically crafted to maximize bioavailability, enhance extract potency, and thermal stability. Our enhanced extracts are thermally stable and safe to cook with. No more worrying about losing THC under baking temperatures!

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PITCH DECK
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OUR PRODUCTS

Initial Product line

Tinctures
Honey
Olive Oils
Coconut Oils
Seasonings
Flour
Simmering Sauces
Sugar
Instant coffee
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PROTOTYPE

Our prototype is a processed powdered form of full-spectrum cannabis extract that can be oil or water soluble. It is also designed to prevent the vaporization of cannabinoids and terpenoids, thus ideal for cooking.

Thermal Stability
Technology to alter product stability
Maximized bioavailability
This is a preview. It will become public when you start accepting investment.
FUTURE PRODUCTS

Products planned for release after 1 year production anniversary. (All products contain full-spectrum cannabis extracts).

Pills for sexual enhancement
Wake ME Up protein/meal replacement powders
Skin care and make-up products
Honey-soda
Champagne
Cheeses
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SEPTEMBER 2021
Incorporated
MARCH 2022

FINALIZING A PROTOTYPE

APRIL 2022

TESTING PLANNED

JUNE 2022

Licensed

JUNE - JULY 2022

Trial production runs

JULY 2022

Full-scale Production

AUGUST 2022

Open for sales

This is a preview. It will become public when you start accepting investment.
THE TEAM
Clay Clarkson

Co-founder

Hello, my name is Clay. I'm an early career scientist with a background in subsurface geomicrobiology and analytical chemistry. I am a national McNair Scholar, received awards during my graduate work at Texas A&M University-Corpus Christi, and received recognition by the state of Texas. Never did I imagine myself studying and exploring cannabis and other entheogens.

I've always had a passion for entheogens and have used them for therapeutic purposes. Entheogens helped me battle drug addiction and opened my mind up to self-care routines. I started doing yoga every morning, meditation throughout the day, and eating a raw vegan diet. My mind, body, and soul quickly healed and I was no longer deprived of dopamine and my depression diminished. Without the aid of these plants, I would have never come to the realization of what hard drugs were doing to my body.

My brother Robert Clarkson, also struggled with drug addiction. Robert's life; however, was consumed by his addiction. He received help by going to rehab and talking to people, but it wasn't enough for him to fight off bad habits. The drugs took over his mind and ultimately misled him to suicide. He left this Earth early, at the delicate age of 20. It was too early, but he will never be forgotten. Robert wasn't the addiction. He was more. Filled with life, love, and courage! Robert could teach anyone to stand up for themselves. He knew how to communicate with people and uplift them out of the darkness. Robert is my brother, my inspiration, my guardian angel, and my savior. He gifted me strength.

Inspired by my brother, Robert Cool Clarkson, I started Maine Cannabis and Honey to lay tribute. I know there are more people out there who struggle with addiction like me and my brother did. I wish to give people access to entheogens for both recreational and medicinal purposes. I believe entheogens can be used as tools to better one's life and SAVE.

Miracle Jackson
Co-founder

My name is Miracle and I am an aspiring young entrepreneur who is tackling an emerging industry; cannabis. I have a passion for cannabis, and cannabis is also a part of my story.

Unlike most people, I come from a background that has challenged every aspect of my livelihood. I battled off osteosarcoma at a young age and was left with a deep scar. Cannabis was meditation to my mind, body, and soul. It guided me to find an entrepreneurial spirit and brought me here to create Maine Cannabis and Honey. I now dedicate my life to being an entrepreneur and wish to share this herbal medicine with others who will benefit and heal.

I started Maine Cannabis and Honey because I wanted to see a luxurious and sexy side of the plant while reaping its holistic benefits. Maine Cannabis and Honey fulfilled my desire by providing infused culinary ingredients for nearly any meal, massage oils for a full-body experience, and herbal Aphrodisiacs to conclude a night in the pentagram.

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Q&A
Why are you raising capital and why is now a good time?

We are raising capital to fund our operation. We have a prototype and endless recipes for products. We; however, just lack the space and equipment to begin full-scale production. And it's a good time to invest in our technology because it's the first-ever! You won't find any cannabis products out there that advertise to be thermally stable. Our products are designed to evolve the edible market. Let's make way to supply the needs of cannabis-based restaurants!

What's the most interesting thing you've learned about your industry since you got started?

There's a lack of products that have the "luxury" feel and promise. We wish to bring the luxury out in cannabis and put it in your everyday rituals. Everything from cooking, sexual appetites, health, and beauty are categories that we wish to enhance.

What are the main challenges for this businesses?

Finding avenues for start-up funds has been difficult. But we believe MainVest is our solution.

Why are you raising capital and why is now a good time?

We are raising capital to fund our operation. We have a prototype and endless recipes for products. We; however, just lack the space and equipment to begin full-scale production. And it's a good time to invest in our technology because it's the first-ever! You won't find any cannabis products out there that advertise to be thermally stable. Our products are designed to evolve the edible market. Let's make way to supply the needs of cannabis-based restaurants!

What's the most interesting thing you've learned about your industry since you got started?

There's a lack of products that have the "luxury" feel and promise. We wish to bring the luxury out in cannabis and put it in your everyday rituals. Everything from cooking, sexual appetites, health, and beauty are categories that we wish to enhance.

What are the main challenges for this businesses?

Finding avenues for start-up funds has been difficult. But we believe MainVest is our solution.

Why are you raising capital and why is now a good time?

We are raising capital to fund our operation. We have a prototype and endless recipes for products. We; however, just lack the space and equipment to begin full-scale production. And it's a good time to invest in our technology because it's the first-ever! You won't find any cannabis products out there that advertise to be thermally stable. Our products are designed to evolve the edible market. Let's make way to supply the needs of cannabis-based restaurants!

What's the most interesting thing you've learned about your industry since you got started?

There's a lack of products that have the "luxury" feel and promise. We wish to bring the luxury out in cannabis and put it in your everyday rituals. Everything from cooking, sexual appetites, health, and beauty are categories that we wish to enhance.

What are the main challenges for this businesses?

Finding avenues for start-up funds has been difficult. But we believe MainVest is our solution.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $100,000
Building lease $20,000
Operating Capital $30,000
Licenses $10,000
Miscellaneous (Marketing, building renovations, and initial payroll. $18,000
Prototype perfection and testing $10,000
Mainvest Compensation $12,000
Total $200,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $942,000 $1,036,200 $1,108,734 $1,164,170 $1,199,095
Cost of Goods Sold $172,200 $189,420 $202,679 $212,812 $219,196
Gross Profit $769,800 $846,780 $906,055 $951,358 $979,899

EXPENSES

Rent $60,000 $61,500 $63,037 $64,612 $66,227
Utilities $12,000 $12,300 $12,607 $12,922 $13,245
Salaries $260,872 $286,959 $307,046 $322,398 $332,069
Repairs & Maintenance $20,000 $20,500 $21,012 $21,537 $22,075
Legal & Professional Fees $50,000 $51,250 $52,531 $53,844 $55,190
Operating Profit $366,928 $414,271 $449,822 $476,045 $491,093
This information is provided by Maine Cannabis and Honey. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
Maine Cannabis and Honey Lean Business Plan.docx
Investment Round Status
Target Raise $200,000
Maximum Raise $250,000
Amount Invested $0
Investors 0

Investment Round Ends December 6th, 2021
Summary of Terms
Legal Business Name Maine Cannabis and Honey LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
2×
Investment Multiple 1.8×
Business's Revenue Share 6.5%-8.1%
Minimum Investment Amount $100
Repayment Schedule Annually
Securitization None
Maturity Date January 1st, 2028
Financial Condition
Forecasted milestones

Maine Cannabis and Honey forecasts the following milestones:

Secure lease by [April, 2022].

Finalize protocols by July, 2022

Acquire licenses before July, 2022

start production by August, 2022

Achieve [$900K] revenue per year by 2023.

Achieve $200K profit per year by 2023.

No operating history

Maine Cannabis and Honey was established in October, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Maine Cannabis and Honey's fundraising. However, Maine Cannabis and Honey may require additional funds from alternate sources at a later date.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Maine Cannabis and Honey to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Maine Cannabis and Honey operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Maine Cannabis and Honey competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Maine Cannabis and Honey's core business or the inability to compete successfully against the with other competitors could negatively affect Maine Cannabis and Honey's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Maine Cannabis and Honey's management or vote on and/or influence any managerial decisions regarding Maine Cannabis and Honey. Furthermore, if the founders or other key personnel of Maine Cannabis and Honey were to leave Maine Cannabis and Honey or become unable to work, Maine Cannabis and Honey (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Maine Cannabis and Honey and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Maine Cannabis and Honey is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Maine Cannabis and Honey might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Maine Cannabis and Honey is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Maine Cannabis and Honey

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Maine Cannabis and Honey's financial performance or ability to continue to operate. In the event Maine Cannabis and Honey ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Maine Cannabis and Honey nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Maine Cannabis and Honey will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Maine Cannabis and Honey is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Maine Cannabis and Honey will carry some insurance, Maine Cannabis and Honey may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Maine Cannabis and Honey could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Maine Cannabis and Honey's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Maine Cannabis and Honey's management will coincide: you both want Maine Cannabis and

Honey to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Maine Cannabis and Honey to act conservative to make sure they are best equipped to repay the Note obligations, while Maine Cannabis and Honey might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Maine Cannabis and Honey needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Maine Cannabis and Honey or management), which is responsible for monitoring Maine Cannabis and Honey's compliance with the law. Maine Cannabis and Honey will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Maine Cannabis and Honey is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Maine Cannabis and Honey fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Maine Cannabis and Honey, and the revenue of Maine Cannabis and Honey can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Maine Cannabis and Honey to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Maine Cannabis and Honey. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

Maine Cannabis and Honey isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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